

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

Via E-mail
Douglas F. Bauer
Chief Executive Officer
Tri Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, CA 92612

> **Re:     Tri Pointe Homes, Inc.**
> **Amendment No.1 to Preliminary Proxy Statement on Schedule PREM14A**
> **Response dated April 21, 2014**
> **File No. 001-35796**

Dear Mr. Bauer:

We have reviewed your response letter dated April 21, 2014 and have the following comments.

Certain Financial Projections, page 151

1. We note that, in response to comment two in our letter dated April 10, 2014, the proposed changes in your supplemental response state that TriPointe's projections are based upon "verifiable historical data" supplied by management of Weyerhaeuser and WRECO; however, it is unclear to us whether all of the references to assumptions, including cost assumptions, were those supplied by management of Weyerhaeuser and WRECO and, if so, how these assumptions are categorized as verifiable historical data. Please advise.

2. Please remove the statement "[r]eaders of this proxy statement are cautioned not to rely on the summary of TRI Pointe's WRECO-Projections set forth below."

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc:  Via E-mail
     Michael Flynn, Esq.
     Brian J. Lane, Esq.
     Keith P. Bishop, Esq.